Exhibit 99.1

GENERAL SHAREHOLDERS MEETING NOTICE

Medellin, Colombia, February 11, 2020

The presidency of Bancolombia S.A (“Bancolombia”) hereby calls the common shareholders to the General Shareholders Meeting, which will take place on Friday March 13, 2020, at 10:00 a.m., at the Intercontinental Hotel, located at the following address: Calle 16 Nº 28 - 51 km 5 Via Las Palmas in the city of Medellin, Colombia.

The proposed agenda for the shareholders meeting is as follows:

1. Verification of Quorum

2. Reading and approval of the agenda

3. Election of commission for vote count and approval and execution of the minutes

4. Report of the Board of Directors and the CEO

5. Report of Corporate Governance

6. Report of the Audit Committee

7. Non-Consolidated and Consolidated Financial Statements

8. Report of the External Auditor

9. Approval of the Financial Statements and the Reports of the Board of Directors and the CEO

10. Proposal of the Board of Directors on Profit Distribution and provision for social benefit

11. Board of Directors election for the period 2020 – 2022

12. Compensation of the Board of Directors.

13. Election of the External Auditor for the period 2020 – 2022 and compensation

Beginning on February 21, 2020, the information required by law for the shareholders to exercise the right of inspection will be available at our headquarters located in the city of Medellin at the following address: Carrera 48 N° 26 – 85, South Tower, First Floor from 8:00 a.m. to 12:00 noon and from 2:00 p.m. to 4:00 p.m. The shareholders may be represented at the meeting by an authorized representative with a written power of attorney, in accordance with Colombian law. Powers of attorney cannot be granted to Bancolombia employees or to any other party directly or indirectly related with the management of Bancolombia.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejía
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837